Ur-Energy Starts Lost Creek Construction

LITTLETON, Colo., Oct. 31, 2012 /PRNewswire/ -- Ur-Energy Inc. (TSX:URE, NYSE MKT:URG) ("Ur-Energy" or the "Company") is pleased to announce the initiation of construction activities at its wholly-owned Lost Creek ISR uranium project in Sweetwater County, Wyoming. A ground-breaking ceremony held in early October marked the occasion. Company directors, officers and employees assembled at the future location of the Lost Creek process plant to launch the next phase of development for the project.

(Photo: http://photos.prnewswire.com/prnh/20121031/LA03666)

(Logo: http://photos.prnewswire.com/prnh/20110913/LA67628LOGO)

The Company chose a Wyoming–based company, Groathouse Construction, Inc., to serve as general contractor to build the processing plant, access roads and auxiliary facilities. Groathouse crews are presently preparing to pour the foundation concrete at the plant site. Construction of the main access road to the facility is nearing completion. Production well installation has commenced in the first mine unit with three development drill rigs. The Company has also mobilized contractors to the site for the installation of power lines, fences and two deep disposal wells.

"Thanks to the advanced preparation of the Ur-Energy team, we have been able to initiate construction without delay following receipt of our final regulatory approval earlier this month," stated Wayne Heili, President and CEO of Ur-Energy. "We anticipate that the mine will play an important role in south-central Wyoming's economic development and employment opportunities throughout the next several years and are pleased to have the opportunity to utilize well qualified Wyoming-based contractors and sub-contractors."

Ur-Energy is also pleased to announce the hiring of Mr. Michael Lueders as the Mine Manager for the Lost Creek ISR project. Mr. Lueders is a 31 year in-situ uranium mining professional with a proven record of success. His uranium mining employment history includes management and operations roles at SXR Uranium One, Inc.; Everest Exploration, Inc.; Power Resources; Everest Minerals Corporation; and Atlantic Richfield/U.S. Steel. He is an expert in all aspects of in-situ recovery uranium mining, including start-up operations, mine planning, wellfield construction & operation, reclamation, safety compliance, staffing, supervision, training, and business development. Most recently, Mr. Lueders was Director of Operations for Iktorhoral Mining, LLC in Ulaanbaatar, Mongolia.

In welcoming Mr. Lueders, Ur-Energy Vice President Operations, Steve Hatten, stated, "Mike comes to Ur-Energy with an extensive background in in-situ recovery uranium mining that dates back to the early years of the technology. With his outstanding reputation in the industry, we expect that he will attract top quality talent to his Lost Creek ISR team. Knowing that Mike is a no-nonsense producer and a safety conscious operator, I am confident he will quickly establish these important values during the construction, start up, and operation of the Lost Creek ISR project."

About Ur-Energy
Ur-Energy is a junior uranium mining company currently constructing its first in-situ recovery (ISR) uranium mine in south-central Wyoming at its fully licensed and permitted Lost Creek project. The Lost Creek processing facility will have two million pounds per year capacity and is anticipated to be in production mid-year 2013. Ur-Energy engages in the identification, acquisition, exploration, and development of uranium projects in the United States and Canada. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol "URE" and on the NYSE MKT under the symbol "URG". Ur-Energy's corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario. Ur-Energy's website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT
Rich Boberg, Director, IR/PR	Wayne Heili, President and CEO
303-269-7707	307-265-2373
866-981-4588	866-981-4588
rich.boberg@ur-energyusa.com	wayne.heili@ur-energyusa.com

This release may contain "forward-looking statements" within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., timing of construction and commencement of production at Lost Creek) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management's beliefs, expectations or opinions that occur in the future.